UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

x	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

♦	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 333-117171, 333-136604 and 333-150571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Diversified Transmission Products Inc.,

Muncie Plant Local 287 Retirement Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Reports of Independent Registered Public Accounting Firms

BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan
Financial Statements as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009, Supplemental Schedule as of December 31, 2009, and Reports of Independent Registered Public Accounting Firms

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of

December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits for the

Year Ended December 31, 2009	4

Notes to Financial Statements as of December 31, 2009 and 2008, and

for the Year Ended December 31, 2009	5–13

SUPPLEMENTAL SCHEDULE —	14

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

as of December 31, 2009	15

NOTE: All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator
of the BorgWarner Diversified Transmission
Products Inc., Muncie Plant Local 287
Retirement Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (the “Plan”) at December 31, 2009, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, BorgWarner Diversified Transmission Products Inc. entered into a plant shutdown agreement with the United Auto Workers that eliminates new contributions to or new loans from the Plan after April 24, 2009.

/s/ PricewaterhouseCoopers LLP
Detroit, Michigan

May 26, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee and the
BorgWarner Diversified Transmission Products Inc.,
Muncie Plant Local 287 Retirement Investment Plan
Auburn Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (the “Plan”) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Detroit, Michigan

June 1, 2009

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008
(In thousands)

	2009	2008

NET ASSETS:
Participant-directed investments in BorgWarner Inc. Retirement
Savings Master Trust (“Master Trust”)	$28,517	$42,089
Participant loans	177	1,340

Investments	28,694	43,429

Participant contributions receivable	-	2

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	28,694	43,431

Adjustments from fair value to contract value for the Master Trust's interest
in common trust relating to fully benefit-responsive investments contracts	(270)	99

NET ASSETS AVAILABLE FOR BENEFITS	$28,424	$43,530

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands)

ADDITIONS TO NET ASSETS:
Investment income from the Master Trust	$4,027
Loan interest payments	26
Net transfers from other BorgWarner Inc. plans	406
Contributions from participants	278
Contributions from the Company	104
Total additions	4,841

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	19,902
Administrative expenses	45

Total deductions	19,947

NET DECREASE	(15,106)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	43,530

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$28,424

See notes to financial statements.

BORGWARNER DIVERSIFIED TRANSMISSION
PRODUCTS INC., MUNCIE PLANT LOCAL 287
RETIREMENT INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan was established on January 1, 1987 and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the “Master Trust”). The Plan sponsor is BorgWarner Diversified Transmission Products Inc. (the “Company”), a subsidiary of BorgWarner Inc. (the “Corporation”).

The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code (“IRC”), designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Corporation has assigned the Employee Benefit Committee (the “Committee”) to oversee the Plan and the Master Trust.

The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and trustee services for the Plan and the Master Trust.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On February 26, 2009, BorgWarner Inc.’s subsidiary, BorgWarner Diversified Transmission Products Inc. (“DTP”), entered into a Plant Shutdown Agreement with the United Auto Workers ("UAW") for its Muncie, Indiana automotive component plant (the “Muncie Plant”).   The contract between DTP and the UAW expired on April 24, 2009.  The impact of the Plant Shutdown Agreement on the Plan is that there were no new contributions or new loans after the expiration of the UAW contract.

Eligibility — Hourly employees of the Company’s Muncie Plant covered by the collective bargaining agreement between the Company and UAW Local 287 may participate in the Plan if they: (i) were employed on September 7, 1989; (ii) had attained the earlier of (a) seniority as defined in the collective bargaining agreement or (b) one year of vested service with the Company; and (iii) are not participants in the BorgWarner Diversified Transmission Products, Inc. Muncie Plant Retirement Savings Plan.

Participants’ Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account, including:

Savings Account — Participants may voluntarily contribute from 1% to 28% of their eligible compensation to this account, subject to IRC limitations. The Company matches 55% of the first 6% of pre-tax participant contributions.

Investment Options — Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market fund, and the BorgWarner Inc. Stock Fund.

Vesting — Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100% upon: three years of vested service or permanent disability, death or attaining age 65 provided the participant is employed by the Company on that date.  All participants were 100% vested as of the expiration of the UAW contract.

Withdrawals — While participants are employed, hardship withdrawals may be made from the Savings Account at participants’ discretion subject to certain limitations. Distribution of benefits is made upon retirement, death or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.

Loans — Participants may borrow from their Savings Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.  New participants loans were disallowed after April 24, 2009 as a result of the UAW contract expiring.

Loan terms ranged from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2009 range from 4.25% to 9.25%. Loans are secured by the remaining balance in the participant’s Savings Account. Principal and interest were paid ratably through payroll deductions prior to the expiration of the UAW contract. Participants are responsible to pay the principal and interest directly to T. Rowe Price after the expiration of the UAW contract.

Priorities Upon Termination — Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.

Forfeited Accounts — At December 31, 2009 and 2008, there were no forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust relating to fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Adoption of New Accounting Guidance — On January 1, 2009, the Plan fully adopted as required, Accounting Standard Codification (“ASC”) Topic 820 – “Fair Value Measurements” which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements.

In September 2009, the FASB issued authoritative guidance requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value.  The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required.  The adoption did not materially impact the Plan's financial statements.

Refer to Note 7, “Fair Value Measurements”, for further information related to ASC Topic 820.

In June 2009, the FASB ASC amended Topic 105, Generally Accepted Accounting Principles.  This ASC Topic instituted a major change in the way accounting standards are organized.  The accounting standards Codification became the single official source of authoritative, nongovernmental GAAP.  As of September 30, 2009 only one level of authoritative GAAP exists, other than guidance issued by the Securities and Exchange Commission.  All other literature is non-authoritative.  The Plan adopted the Codification in its December 31, 2009 financial statements.  The adoption of the Codification had no impact on the Plan’s financial statements except for references made to authoritative accounting literature in footnotes.

For the year ending December 31, 2009 the Plan adopted the FASB's update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statement are issued or are available to be issued.  The adoption of the guidance did not materially impact the Plan's financial statement.  See Note 8, Subsequent Events, for further discussion of subsequent events.

Investment Valuation —The Master Trust’s investments are recorded at fair value, based upon the last traded or current bid prices in active markets.  Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates.  Following is a description of the valuation methodologies used for assets measured at fair value.

Collective Trust Funds — The Collective Trust Funds are valued on a unit value basis either on a monthly or quarterly basis by the fund manager or general partner and are reviewed by the Master Trust’s fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.  In the event that a fund manager’s or general partner’s valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the Master Trust agreement.

The fair value on a unit basis for the Master Trust's holdings in the BlackRock LifePath, US Debt Index, and Equity Index funds is $308,504 and $283,724, for 2009 and 2008 respectively; these funds invest in stocks, bonds, REITS, and cash to correspond with the funds objectives and duration.  Their remaining lives are 5 - 40+ years, corresponding with the expected retirement date.  Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

Stable Value Fund — The contract value of the T. Rowe Price Stable Value Common Trust Fund (SVF) of the Master Trust was approximately $140,872,000 and $150,797,000 at December 31, 2009 and 2008, respectively.  The fair value of the SVF was approximately $145,233,000 and $149,397,000 at December 31, 2009 and 2008, respectively.  The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.

The SVF is an open ended fund from which trust units may be redeemed on a daily basis.  The trust invests primarily in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contract (SICs), and Separate Account Contracts (SACs).  Retirement plans are required to provide 12- or 30- month advance notice to the trustee prior to redemption of trust units; the notice period may be shortened or waived by fund trustee.  Unfunded commitments are not applicable.

BorgWarner Inc. Common Stock — BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds — Mutual Funds are investment vehicles stated at fair value based on quoted market prices reported by the Trustee.

Money Market Fund — The Money Market Fund invests in high-quality short-term securities with maturities of 13 months or less.  The fund is an investment vehicle valued using $1 for the net asset value. The fund is stated at fair value, based on the fund’s underlying assets, as reported by the Trustee.

Participant Loans — Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trusts, equities and a money market fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.

Payment of Benefits — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2009 or 2008.

Transfers — Other entities of the Corporation sponsor defined contribution plans. When an employee transfers to any other BorgWarner entity covered by a different BorgWarner-sponsored plan, that participant’s account balance is transferred to the corresponding plan.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately $45,000 for the year ended December 31, 2009, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.

At December 31, 2009 and 2008, the Master Trust held approximately 70,000 and 148,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $2,318,000 and $3,226,000 at December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the Master Trust received dividends of approximately $17,000 on BorgWarner Inc. common stock on behalf of the Plan.

The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated March 3, 2009, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC.  The Fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 (in thousands):

	2009	2008

Net assets available for benefits per the financial statements	$28,424	$43,530
Adjustment from contract value to fair value for the Master Trust's interest
in common trust relating to fully benefit-responsive investment contracts	270	(99)

Net assets available for benefits per the Form 5500	$28,694	$43,431

For the year ended December 31, 2009, the following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

Total investment income from the Master Trust per the financial statements	$4,027

Change in adjustment from contract value to fair value for the Master Trust's interest
in common trust relating to fully benefit-responsive investment contracts	369

Net investment income from the Master Trust investment account per the Form 5500	$4,396

6.	MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Corporation for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

On December 31, 2008, the BorgWarner Employees Retirement Savings Plan (“the ERSP Plan”) was amended to merge the ERSP Plan into the BorgWarner Inc. Retirement Savings Plan (“the Surviving Plan”), and provided that the assets attributable to the ERSP Plan be transferred and merged with those of the Surviving Plan effective as of the start of business on December 31, 2008.  Therefore, at December 31, 2008 the Master Trust consisted of the investments of four defined contribution plans sponsored by the Corporation and certain of its entities.  The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of investments held in the SVF, which are valued at contract value. The investment contracts held in the SVF have been adjusted from fair value to contract value by $(4,361,000) and $1,400,000 for the year ended December 31, 2009 and 2008, respectively.  The total investment income in the Master Trust is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

At December 31, 2009 and 2008, the Plan’s interest in the participant-directed investments of the Master Trust at contract value was 4.29% and 7.07%, respectively.

The following tables present the carrying value of investments of the Master Trust as of December 31, 2009 and 2008, and the components of investment income for the Master Trust for the year ended December 31, 2009 (in thousands):

	2009	2008

Fair value of investments:
BlackRock LifePath Funds*	$154,120	$140,885
T. Rowe Price Stable Value Common Trust Fund	145,233	149,397
BlackRock Equity Index*	125,293	112,344
BorgWarner Inc. Stock	91,337	69,618
Harbor International Fund	48,513	38,834
Vanguard Mid-Cap Index	34,735	27,135
Buffalo Small Cap Fund	34,330	26,487
BlackRock US Debt Index*	29,091	30,495
T. Rowe Price Prime Reserve Fund	63	60
Cash and Other	4	-

Assets reflecting all investments at fair value	662,719	595,255

Adjustments from fair value to contract value for the interest in common trust relating to fully benefit-responsive investment contracts	(4,361)	1,400

Total assets	$658,358	$596,655

*In 2009 BlackRock, Inc. purchased Barclays Global Investors. Funds have been renamed from Barclays to BlackRock to reflect the change.

Investment income:
Net appreciation in Investments
BorgWarner Inc. Stock	$34,042
BlackRock LifePath Funds	28,091
BlackRock Equity Index	26,360
Harbor International Fund	12,705
Vanguard Mid-Cap Index	9,618
Buffalo Small Cap Fund	9,461
BlackRock US Debt Index	1,689

Net appreciation in investments	121,966

Dividend and interest income:
T. Rowe Price Stable Value Common Trust Fund	5,976
Harbor International Fund	614
Vanguard Mid-Cap Index	431
BorgWarner Inc. Stock	373
Buffalo Small Cap Fund	41

Total dividend and interest income	7,435

Total investment income	$129,401

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820 provides a definition of fair value which focuses on an exit price rather than an entry price, establishes a framework for measuring fair value which emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements.  In accordance with FASB ASC 820-10, the Plan may use valuation techniques consistent with the market, income and cost approaches to measure fair value.  As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values.  The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC Topic 820:

A.	Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
B.	Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
C.	Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models.)

The following table classifies the Master Trust and participant loans assets measured at fair value by level within the fair value hierarchy as of December 31, 2009:

		Basis of Fair Value Measurements
		Quoted	Significant	Significant
		Prices in	Other	Unobservable
		Active	Observable	Inputs
	Balance at	Markets for	Inputs
	December 31,	Identical Items
(in thousands)	2009	(Level 1)	(Level 2)	(Level 3)	Valuation Technique
Master Trust Assets:
Collective Trust Funds:
BlackRock LifePath Funds	$154,120	$-	$154,120	$-	A
BlackRock US Debt Index	29,091	-	29,091	-	A
BlackRock Equity Index	125,293	-	125,293	-	A

T. Rowe Price Stable Value Common Trust Fund	145,233	-	145,233	-	A

BorgWarner Inc. Stock	91,337	91,337	-	-	A
Mutual Funds:
Harbor International Fund	48,513	48,513	-	-	A
Vanguard Mid-Cap Index	34,735	34,735	-	-	A
Buffalo Small Cap Fund	34,330	34,330	-	-	A

Money Market Fund	67	-	67	-	A
Total Master Trust Assets	$662,719	$208,915	$453,804	$-

Participant Loans	$177	$-	$-	$177	C

The following table classifies the Master Trust and participant loans measured at fair value by level within the fair value hierarchy as of December 31, 2008:

		Basis of Fair Value Measurements
	Balance at	Quoted Prices in Active Markets for	Significant Other Observable Inputs	Significant Unobservable Inputs
	December 31,	Identical Items
(in thousands)	2008	(Level 1)	(Level 2)	(Level 3)	Valuation Technique
Master Trust Assets:
Collective Trust Funds:
Barclays LifePath Funds	$140,885	$-	$140,885	$-	A
Barclays US Debt Index	30,495	-	30,495	-	A
Barclays Equity Index	112,344	-	112,344	-	A

T. Rowe Price Stable Value Common Trust Fund	149,397	-	149,397	-	A

BorgWarner Inc. Stock	69,618	69,618	-	-	A
Mutual Funds:
Harbor International Fund	38,834	38,834	-	-	A
Vanguard Mid-Cap Index	27,135	27,135	-	-	A
Buffalo Small Cap Fund	26,487	26,487	-	-	A

Money Market Fund	60	-	60	-	A
Total Master Trust Assets	$595,255	$162,074	$433,181	$-

Participant Loans	$1,340	$-	$1,340	$-	A

The change in fair value of participant loans for the year ended December 31, 2009 is as follows:

	Fair Value Measurements Using
	Significant Unobservable Inputs
	(Level 3)

Beginning balance as of December 31, 2008	$-
Transferred from level 2	1,340	*
Purchases, sales, issuances and settlements, net	(1,163)
Ending balance as of December 31, 2009	$177

* Participant loans have been reclassified from Level 2 to Level 3 assets for the December 31, 2009 Plan year.

8.	SUBSEQUENT EVENTS

For the year ending December 31, 2009 the Plan adopted the FASB's update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statement are issued or are available to be issued. The adoption of the guidance did not materially impact the Plan's financial statement.

The Plan has evaluated all subsequent events through May 26, 2010 and determined that no significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

******

SUPPLEMENTAL SCHEDULE

BORGWARNER DIVERSIFIED TRANSMISSION PRODUCTS INC.,
MUNCIE PLANT LOCAL 287 RETIREMENT INVESTMENT PLAN

FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009
(in thousands)

Identity of Issue,	Description of Investment Including
Borrower, Lessor, or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par, or Maturity Value	Value

* Participant Loans	Loans to participants, interest rates
ranging from 4.25% to 9.25%;
	loan terms ranging from 6 months to 5 years	$177

Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust	Master Trust	$28,517

* Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Diversified Transmission Products Inc., Muncie Plant Local 287 Retirement Investment Plan

By:	/s/ Timothy M. Manganello
Name:	Timothy M. Manganello
Title:	Member Retirement Savings Plan Committee
By:	/s/ Robin J. Adams
Name:	Robin J. Adams
Title:	Member Retirement Savings Plan Committee
By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member Retirement Savings Plan Committee
By:	/s/ Janice K. McAdams
Name:	Janice K. McAdams
Title:	Member Retirement Savings Plan Committee

Date: May 26, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm